DUNDEE CORPORATION DECLARES

FIRST PREFERENCE SHARES, SERIES 1 DIVIDEND

FOR IMMEDIATE RELEASE

TORONTO, ONTARIO – (CCNMatthews – August 10, 2006)

Not for distribution to United States newswire services or for dissemination in the United States

Dundee Corporation (TSX:  DBC.A and DBC.PR.A) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.31937 per first preference share, series 1 payable on October 2, 2006 to shareholders of record on September 18, 2006.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 61% owned subsidiary, Dundee Wealth Management Inc., a company with $50.5 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 26% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

CONTACT INFORMATION

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

Dundee Corporation

(416) 365-5010